

Mail Stop 3233

May 15, 2017

Andy H. Chien
Chief Financial Officer
MGM Growth Properties LLC
6385 S. Rainbow Blvd., Suite 500
Las Vegas, NV 89118

>   **Re: MGM Growth Properties LLC and MGM Growth Properties Operating Partnership LP**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed March 6, 2017**
>   **File No. 001-37733**
>
>   **Form 8-K**
>   **Filed April 27, 2017**
>   **File No. 001-37733**

Dear Mr. Chien:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 27, 2017

Exhibit 99.1

1.   We note that your financial highlights include FFO and AFFO per diluted Operating Partnership unit, without disclosure of the comparable GAAP per share measure. Please revise your disclosure in future earnings releases to present GAAP measures with equal or greater prominence than non-GAAP measures. Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017.

Andy H. Chien
MGM Growth Properties LLC
May 15, 2017
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 with any questions.

      Sincerely,

      /s/ Kristi Marrone

      Kristi Marrone
      Staff Accountant
      Office of Real Estate
      & Commodities